December 9, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Katherine Wray, Attorney-Advisor

RE:
ImageWare Systems, Inc.

   Registration Statement on Form S-3

   Filed October 14, 2016

   File No. 333-214124

Dear Ms. Wray:

We thank you for your comment letter dated November 7, 2016 (the “Comment Letter”) addressed to ImageWare Systems, Inc. (the “Company”). The following is in response to the Staff’s inquiries in the Comment Letter regarding the Company's Registration Statement on Form S-3 (the “Registration Statement”), filed on October 14, 2016. The Staff’s comments are included below in bold, and are immediately followed by the Company’s response. Contemporaneously with the filing of this letter, the Company is filing pre-effective amendment No. 1 to the Registration Statement (the “Amendment”) in response to the Staff’s comments raised in the Comment Letter.

Incorporation of Certain Information by Reference

1.
Please revise this section to specifically incorporate by reference all reports required by Item 12(a)(2) of Form S-3. In this regard, it appears you should incorporate by reference your current reports on Form 8-K filed on March 10, 2016, and May 17, 2016.

Response

We have revised the Incorporation of Certain Information by Reference section in the Amendment in accordance with Item 12(a)(2) of Form S-3, including adding references to the Company’s current reports on Form 8-K filed on March 10, 2016 and May 17, 2016.

Exhibit 23.2

2.
We note the auditor’s consent is not signed. Please file a signed consent with your amendment.

Response

We can confirm that the auditor’s consent attached to the Amendment as Exhibit 23.2 is signed.

If you have any questions or would like to discuss our responses, please contact the undersigned at (619) 272-7050.

Very truly yours,

/s/ Daniel W. Rumsey
Daniel W. Rumsey, Esq.
Managing Partner
Disclosure Law Group

cc:
S. James Miller, Jr.
Chief Executive Officer and Director

Wayne Wetherell
Chief Financial Officer

ImageWare Systems, Inc.